United States
Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Enviva Inc.

(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

29415B103
(CUSIP Number)

Chris Mathiesen

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 29415B103	SCHEDULE 13D	Page 1 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone Echo Rollover Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

1

CUSIP No. 29415B103	SCHEDULE 13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone Echo Continuation Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

2

CUSIP No. 29415B103	SCHEDULE 13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone Echo PF Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

3

CUSIP No. 29415B103	SCHEDULE 13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone Echo Rollover GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

4

CUSIP No. 29415B103	SCHEDULE 13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone ECF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

5

CUSIP No. 29415B103	SCHEDULE 13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone Echo Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

6

CUSIP No. 29415B103	SCHEDULE 13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone Echo GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

7

CUSIP No. 29415B103	SCHEDULE 13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

8

CUSIP No. 29415B103	SCHEDULE 13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone/Gower Mgmt Co Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

9

CUSIP No. 29415B103	SCHEDULE 13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON Riverstone Management Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

10

CUSIP No. 29415B103	SCHEDULE 13D	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON David M. Leuschen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

11

CUSIP No. 29415B103	SCHEDULE 13D	Page 12 of 17 Pages

1	NAME OF REPORTING PERSON Pierre F. Lapeyre, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,416,420 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,416,420 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,416,420 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)     Includes 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

(2)     The percentage is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

12

CUSIP No. 29415B103	SCHEDULE 13D	Page 13 of 17 Pages

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 28, 2015 (as amended to date, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (“Common Stock”) of Enviva Inc. (formerly Enviva Partners, LP) (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

PIPE Investment

On February 28, 2023, Continuation Holdings, Rollover Holdings, and PF Holdings entered into subscription agreements (the “Subscription Agreements”) with the Issuer whereby the Issuer will sell an aggregate of 3,977,723 shares of Series A Preferred Stock of the Issuer, par value $0.001 per share (“Preferred Shares”), subject to adjustment for rounding, having the terms as set forth in the Issuer’s Certificate of Designations for Preferred Shares, in a private placement for gross proceeds of $150 million (the “Private Placement”). The Private Placement priced at the official closing price of the New York Stock Exchange (the “NYSE”) on March 1, 2023, which was $37.71 per share of Common Stock (the “Price Per Share”). Each Preferred Share is convertible into one share of Common Stock, subject to adjustment for any stock dividends, splits, combinations, and similar events, and will automatically convert in to Common Stock upon shareholder approval of the conversion. The closing of the Private Placement is expected to take place on or around March 20, 2023.

The Subscription Agreements contain customary representations, warranties, and covenants of the Issuer, Continuation Holdings, Rollover Holdings, and PF Holdings, including an agreement by the Issuer to seek stockholder approval of the conversion of the Preferred Shares to Common Stock.

Pursuant to the Subscription Agreements, the Issuer has agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with Continuation Holdings, Rollover Holdings, PF Holdings, and certain other accredited investors (together with Continuation Holdings, Rollover Holdings, and PF Holdings, the “Investors”) in connection with the closing of the Private Placement, pursuant to which the Issuer will agree to file and maintain a registration statement with respect to the resale of the Common Stock issuable upon conversion of the Preferred Shares on the terms set forth therein. The Registration Rights Agreement will also provide certain Investors with customary piggyback registration rights.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) — (b)

The percent of class provided for each Reporting Person below is based upon 71,587,825 shares of Common Stock, which includes (i) 67,610,102 shares of Common Stock outstanding as of February 24, 2023 (as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2023) and (ii) 3,977,723 shares of Common Stock that are issuable upon the conversion of the Preferred Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Riverstone Echo Rollover Holdings, L.P.	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone Echo Continuation Holdings, L.P.	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone Echo PF Holdings, L.P.	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone Echo Rollover GP, LLC	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone ECF GP, LLC	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone Echo Partners, L.P.	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone Echo GP, LLC	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone Holdings LLC	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone/Gower Mgmt Co Holdings, L.P.	32,416,420	45.3%	0	32,416,420	0	32,416,420
Riverstone Management Group, L.L.C.	32,416,420	45.3%	0	32,416,420	0	32,416,420
David M. Leuschen	32,416,420	45.3%	0	32,416,420	0	32,416,420
Pierre F. Lapeyre, Jr.	32,416,420	45.3%	0	32,416,420	0	32,416,420

13

CUSIP No. 29415B103	SCHEDULE 13D	Page 14 of 17 Pages

Continuation Holdings is the record holder of 13,733,914 shares of Common Stock and Preferred Shares convertible into 1,969,002 shares of Common Stock. Rollover Holdings is the record holder of 2,562,241 shares of Common Stock and Preferred Shares convertible into 267,869 shares of Common Stock. PF Holdings is the record holder of 12,142,542 shares of Common Stock and Preferred Shares convertible into 1,740,852 shares of Common Stock. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management Group, L.L.C. (“Riverstone Management”), and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management, which is the general partner of Riverstone/Gower Mgmt Co Holdings, L.P., which is the sole member of Riverstone Holdings LLC, which is the sole member of Riverstone Echo GP, LLC, which is the general partner of Riverstone Echo Partners, L.P., which is the sole member of each of Riverstone ECF GP, LLC (“ECF GP”) and Riverstone Echo Rollover GP, LLC (“Echo Rollover GP”). ECF GP is the general partner of each of Continuation Holdings and PF Holdings. Echo Rollover GP is the general partner of Rollover Holdings.

(c)   Since January 10, 2022, Continuation Holdings, Rollover Holdings, and PF Holdings received 309,448 shares of Common Stock, 57,733 shares of Common Stock, and 273,593 shares of Common Stock, respectively, pursuant to the Support Agreement requiring the reinvestment of regular quarterly distributions or dividends. None of the Reporting Persons have effected any transactions in the Common Stock of the Issuer during the 60 days preceding the date of this Amendment No. 6, except as described in Item 4 and this Item 5 of this Schedule 13D, which information is incorporated herein by reference.

(d)   None.

(e)   None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Voting Agreement

In connection with the Private Placement, Continuation Holdings, Rollover Holdings, PF Holdings, and the Investors entered into a Voting Agreement, dated as of February 28, 2023 (the “Voting Agreement”), pursuant to which the Investors agreed to, among other things, at a vote of the shareholders of the Issuer, vote all shares of Common Stock held by the Investors and their affiliates in favor of the conversion of the Preferred Shares into shares of Common Stock and such other proposals related thereto. In connection therewith, each Investor agreed to not transfer, and to not permit any controlled affiliate to transfer, any shares of Common Stock of the Issuer until the date of the conversion of such Preferred Shares into Common Stock of the Issuer.

This summary is qualified by the actual terms of the Subscription Agreements, the Registration Rights Agreement, and the Voting Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

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CUSIP No. 29415B103	SCHEDULE 13D	Page 15 of 17 Pages

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended as follows:

Exhibit Number	Description of Exhibit
1	Power of Attorney, dated as of March 2, 2023, granted by Pierre F. Lapeyre, Jr. and David M. Leuschen

2	Joint Filing Agreement, dated as of March 2, 2023, among Riverstone Echo Rollover Holdings, L.P., Riverstone Echo Continuation Holdings, L.P., Riverstone Echo PF Holdings, L.P., Riverstone Echo Rollover GP, LLC, Riverstone ECF GP, LLC, Riverstone Echo Partners, L.P., Riverstone Echo GP, LLC, Riverstone Holdings LLC, Riverstone/Gower Mgmt Co Holdings, L.P., Riverstone Management Group, L.L.C., David M. Leuschen and Pierre F. Lapeyre, Jr.

3	Form of Subscription Agreement, dated as of February 28, 2023, by and among Enviva Inc., Riverstone Echo Continuation Holdings, L.P., Riverstone Echo PF Holdings, L.P., Riverstone Echo Rollover Holdings, L.P. and the other parties thereto (filed as Exhibit 1.1 to the Form 8-K filed by the Issuer on March 2, 2023 and incorporated herein by reference)

4	Form of Registration Rights Agreement, by and among Enviva Inc., Riverstone Echo Continuation Holdings, L.P., Riverstone Echo PF Holdings, L.P., Riverstone Echo Rollover Holdings, L.P. and the other parties thereto (filed as Exhibit 1.2 to the Form 8-K filed by the Issuer on March 2, 2023 and incorporated herein by reference)

5	Voting Agreement, dated as of February 28, 2023, by and among Riverstone Echo Continuation Holdings, L.P., Riverstone Echo PF Holdings, L.P., Riverstone Echo Rollover Holdings, L.P. and the other parties thereto

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CUSIP No. 29415B103	SCHEDULE 13D	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 2, 2023

RIVERSTONE ECHO ROLLOVER HOLDINGS, L.P.
By	Riverstone Echo Rollover GP, LLC, its general Partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO CONTINUATION HOLDINGS, L.P.
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO PF HOLDINGS, L.P.
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO ROLLOVER GP, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECF GP, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO PARTNERS, L.P.
By Riverstone Echo GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO GP, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

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CUSIP No. 29415B103	SCHEDULE 13D	Page 17 of 17 Pages

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

RIVERSTONE/GOWER MGMT CO HOLDINGS, L.P.
By: Riverstone Management Group, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

RIVERSTONE MANAGEMENT GROUP, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

/s/ Peter Haskopoulos, attorney-in-fact
David M. Leuschen

/s/ Peter Haskopoulos, attorney-in-fact
Pierre F. Lapeyre, Jr.

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